UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMAGING DIAGNOSTIC SYSTEMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

45244W308

(CUSIP Number)

Robert B. Macaulay

Carlton Fields Jorden Burt, P.A.

100 Southeast Second Street, Ste. 4200

Miami, Florida 33131-9101

(T) (305) 530-0050

(F) (305) 530-0055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45244W308

1	NAME OF REPORTING PERSON Viable International Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,104,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,104,691
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,104,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.03%
14	TYPE OF REPORTING PERSON HC

AMENDMENT NO. 1 TO SCHEDULE 13D

PRELIMINARY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Viable International Investments, LLC, a Florida limited liability company to report the conversion of a total of 600 shares of Series M Convertible Preferred Stock (the “Series M Preferred Stock”) into an aggregate of 88,369,634 shares of common stock, no par value per share of Imaging Diagnostic Systems, Inc., and the subsequent disposition of a portion of such shares of common stock. Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable. All share amounts included in this Amendment No. 1 are adjusted to reflect the Issuer’s 1-for-1,000 reverse stock split effective on July 27, 2018 (the “Reverse Stock Split”).

Item 1. Security and Issuer

This Amendment No. 1 relates to shares of common stock, no par value (“Common Stock”), of Imaging Diagnostic Systems, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1291-B NW 65th Place, Fort Lauderdale, FL 33309.

Item 2. Identity and Background

This Schedule 13D is being filed by Viable International Investments, LLC, a Florida limited liability company (“Viable”). Viable’s sole business is to act as an investment holding company. Its principal business address is 1221 E. Robinson Street, Orlando, FL 32801. Viable is currently owned 72% by Sanya Wanbo (Viable) Investments, Ltd. Co. (“Sanya Wanbo”), based at Floor 5, Shengfuyuan Hotel, No. 10 Jiefanger Road, Sanya, Hainan, China. Sanya Wanbo is beneficially owned by Lixin Yang. Sanya Wanbo’s principal business, as approved by the Ministry of Commerce of the People’s Republic of China, is to invest in senior housing projects, medical equipment projects, etc. in China and the United States. Viable is beneficially owned 28% by Invescope, LLC, a Florida limited liability company, based at 7942 Versilia Drive, Orlando, Florida 32836, and owned by Hoi Po Yeung, brother of Lixin Yang. Chunming Zhang, the Issuer’s Chief Executive Officer, is the wife of Lixin Yang. She disclaims beneficial ownership of the shares held by Viable.

Neither Viable nor any of its members or beneficial owners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of June 27, 2014 (“SPA”), Viable acquired 600 shares of the Issuer’s Series M Preferred Stock between August 2014 and April 2016 for an aggregate purchase price of $6,000,000. Viable obtained the funds to purchase these shares of Preferred Stock from capital contributions by Sanya Wanbo and by Invescope, LLC. After giving effect to the Reverse Stock Split, the 600 shares of Series M Preferred Stock were convertible into 88,369,635 shares of Common Stock

In April 2017, Viable converted six shares of Series M Preferred Stock into 883,696 shares of Common Stock and sold a total of 872,787 shares of Common Stock to three unaffiliated accredited investors for a total price of $300,000 ($0.46 per share as to $100,000 and $0.31 per share as to $200,000). In November 2017, Viable converted three additional shares of Series M Preferred Stock into 441,848 shares of common stock and sold a total of 392,157 shares of common stock to one unaffiliated accredited investor for a price of $200,000 ($0.51 per share).

On August 7, 2018, Viable converted its remaining 591 shares of Series M Preferred Stock into 87,044,089 shares of Common Stock.

Item 4. Purpose of Transaction

All of the shares of Common Stock of the Issuer that are held of record by Viable as reported herein were acquired for investment purposes. Depending on market conditions, the Issuer’s business and financial position, the market price of the shares of Common Stock, general economic and industry conditions, as well as other factors that Viable may deem material to its investment decisions, Viable retains the right to change its investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of its shares or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. In addition, Viable reserves the right, in each case subject to any applicable law, to participate in or influence the management of the Issuer.

Except as described in this Amendment No. 1, Viable currently has no plan or proposal that relates to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a) As of the date of this Amendment No. 1, Viable beneficially owns in the aggregate 87,104,691 shares of Common Stock, constituting approximately 72.03% of the aggregate voting and economic interest in the Issuer’s capital stock. The percentages used herein are calculated based upon 120,935,373 shares of Common Stock issued and outstanding at December 31, 2018.

(b) Viable has the sole power to vote or direct the vote of all 87,104,691 shares and the sole power to dispose or direct the disposition of such shares.

(c) There has been no reportable transaction with respect to the Common Stock of the Issuer within the last 60 days by Viable other than as described in this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019	Viable International Investments, LLC, a Florida limited liability company

	By:	/s/ David Fong
David Fong, Manager

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